FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of May 2012

Gilat Satellite Networks Ltd.

(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A

Attached hereto is the script related to Registrant’s conference call held on May 23, 2012 after the announcement of Registrant's results for the first quarter 2012.

We consent to the incorporation by reference in the Registration Statements on Form F-3 (Registration Nos. 333-160683 and No. 333-174142) and the Registration Statements on Form S-8 (Registration Nos. 333-96630, 333-113932, 333-123410, 333-132649, 333-158476 and 333-180552).

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd.
(Registrant)
Dated May 24, 2012	By:	/s/ Alon Levy
Alon Levy
Corporate Secretary

Gilat First Quarter 2012 Conference Call Script

23 May, 2012

Operator

Ladies and gentlemen, thank you for standing by. Welcome to the Gilat first-quarter 2012 results conference call. All participants are at present in listen-only mode. Following management's formal presentation, instructions will be given for the question-and-answer session. (Operator Instructions). As a reminder, this conference is being recorded.

I would now like to turn over the call to Rob Fink from KCSA Strategic Communications to read the safe harbor. Rob, please go ahead.

Rob FINK - KCSA Strategic Communications - IR

Thank you. Good morning and good afternoon, everyone. Thank you for joining us today for Gilat's first-quarter 2012 results conference call. A recording of this call will be available beginning at approximately noon Eastern Time today, May 23, until May 25, 2012, at noon.

Our earnings press release and website provide details on accessing the archived call. Investors are urged to read the forward-looking statements in our earnings releases, which state that statements made on this earnings call which are not historical facts may be deemed forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.

All forward-looking statements, including statements regarding future financial operating results, involve risks, uncertainties and contingencies, many of which are beyond the control of Gilat and which may cause actual results to differ materially from anticipated results.

Gilat is under no obligation to update or alter our forward-looking statements, whether as a result of new information, future events or otherwise. We expressly disclaim any obligation to do so. More detailed information about risk factors can be found in our reports filed with the Securities and Exchange Commission.

That said, on the call today is Erez Antebi, Gilat's Chief Executive Officer, and Yaniv Reinhold, Chief Financial Officer. Erez, please go ahead.

Erez ANTEBI - Gilat Satellite Networks Ltd. - CEO

Thank you, Rob. Good day, everyone. I would like to begin by providing a high-level overview of the first quarter and then offer a more detailed review of some of the business initiatives we are focusing on. I will then turn the call over to Yaniv, who will walk you through the quarter's financial results.  I will then summarize and open the call for questions.

The first quarter was highlighted by several key contract wins, particularly in our commercial business.  Our financial performance, which was somewhat softer this quarter, was impacted by the implementation timing of specific contracts in our Services division, as well as lower than expected revenues in our Defense business. Despite this shortfall, we remain confident in our business and are reaffirming our annual management objectives.

Revenues in the first quarter decreased to $76.6 million compared to $80 million in the same period last year.

On a non-GAAP basis, our operating loss was $0.3 million in the first quarter of 2012 compared to an operating income of $3.9 million in the comparable quarter of 2011. Yaniv will provide you with more details on our quarterly results later in the call.

Operationally, we continue to implement the organizational changes we discussed on our last call, which separated our business into three divisions: Commercial, Defense, and Services.  Within these three business divisions we continue to work to improve efficiencies and reduce operational expenses. As an example, in the Defense division, we continue to integrate Wavestream and Raysat Antenna Systems into Gilat.  By consolidating operational systems and IT infrastructure, we believe we can recognize further synergies within the business.

We expect over time that leveraging this structure will allow us to better deploy resources and drive revenue growth in 2013 and beyond.

With this as a backdrop, I would like to discuss some of our business highlights, starting with our Commercial division. This business has continued to perform well with several important contract wins since the beginning of the year.

The first win I would like to talk about is with 03b Networks, as this exemplifies our positioning within the growing Ka-band market.  As we advance with this partnership, we look forward to paving the way for the commercialization of Ka-band as a strong alternative for fiber technology, and we expect Gilat to be a leader in this next-generation VSAT technology.

More recently, we announced the completion of a major project for Rostelecom’s RTComm for the deployment of over 1,600 sites for satellite web-connectivity to support Russia’s presidential elections. While we have a major contract with RTComm for Ka-band satellite equipment over the coming years, this arrangement shows the breadth of our capabilities and depth of our partnership.

Turning our attention to Latin America, we continue to experience strong business in this region.  In Mexico, for example, the largest commercial television broadcaster Grupo Televisa, has selected our Sky Edge II VSAT network for their private communication network across Mexico.  Gilat’s network will enable the transmission of multicast content such as ads and public messages to remote stations, which is then inserted to the regional broadcast.

In South East Asia we announced the signing of a contract with a local Tier 1 mobile network operator for over 100 sites supporting their 2G and 3G cellular backhaul network. We also signed an agreement with JSC NURSAT, one of Kazakhstan’s leading satellite service providers, for the deployment of a broadband IP network for their corporate customer base.

A strong contributor to the Commercial division performance this quarter is our ongoing NBN project in Australia. As of today, we have twelve hubs installed and operational across Australia, with a local Gilat team managing the remote installation and network operation. The project is progressing very well, with an average of 1,500 sites deployed per month. As a reminder, in May 2011 we announced that Gilat will provide Optus a turnkey VSAT network as part of the NBN Co’s First Release Satellite Service with the potential to reach a deal size of $120 million over a five year period.

Lastly, we were very pleased to announce in March our new SkyEdge II Accent Dual Waveform VSAT. Its ability to utilize dual-mode SCPC and TDMA is a significant advantage for operators looking for flexibility in deploying services. The Accent’s high throughput capabilities make it an excellent solution for 3G and 4G cellular backhaul or other high capacity applications. Our solution for O3b is based on Accent, and is a testament to our leadership and innovation in this industry.

Now I will discuss our Defense division.  As I mentioned at the beginning of the call, defense spending has not picked up yet.

Having said that, we continue to see strong interest and long term revenue prospects for satellite broadband applications in the defense market, specifically for on-the-move communications and airborne solutions – both markets in which we believe Gilat holds a significant technological advantage. As an example, this quarter we signed two significant airborne contracts which is a major step forward in positioning ourselves as a solid player in this field.

In addition, we continue to prudently invest in the business with enhancements to our product line. As an example, we recently announced a new product – the 80W X-band Matchbox solid state power amplifier. Among its many improvements from other amplifiers, the 80W X-band product offers both efficiency and performance that make it particularly well suited for mobile SATCOM, flyaway and VSAT satellite communication systems.

Finally, we look at our Services business.  We continue to make inroads with the implementation of our major school project in Colombia. This, combined with our implementation of the Compartel contract extension, is driving our Services business.

In parallel, Spacenet is continuing its expansion in the managed network services market place. As part of this expansion, Spacenet has recently introduced Connect Series - a set of tiered managed network services – four distinct levels of coverage packaged according to customer’s need for connectivity, proactive management and security. This is a strong step in differentiating Spacenet in the enterprise and government market place and solidifying its position as a leader in managed network services. Spacenet brought on some new customers in Q1 that will utilize these new managed services. Some of the new customers are Golden Living, Captivate Networks, and Dunkin Doughnuts.

That concludes our business overview. I would now like to turn the call over to Yaniv Reinhold, our CFO, who will review the financials. Yaniv, please?

Yaniv REINHOLD - Gilat Satellite Networks Ltd. - CFO

Thanks, Erez and hello everyone. I would like to remind everyone that our financial results are presented both on a GAAP and non-GAAP basis. The GAAP financial results include the effect of non-cash stock options expenses as per ASC 718, one time other income, expenses related to our M&A activities during 2010 and 2011, and amortization of intangible assets resulting from the purchase price allocation.

The reconciliation table in our press release highlights this data, and our non-GAAP information is presented excluding these items.

Now moving to our financial highlights for the first quarter of 2012 -- Revenues for the first quarter of 2012 were $76.6 million, compared to $80.0 million for the same period in 2011. As Erez stated, this decline is primarily attributable to a lower level of revenue contribution from our Services and Defense divisions. The decrease was partially offset by a higher level of revenues from our commercial segment reflecting recent wins.

Our gross margin this quarter was approximately 32% compared to approximately 36% in the first quarter of 2011. On a non-GAAP basis, our gross margin reached approximately 34% compared to approximately 39% in the comparable period last year. As we mention from time to time, our gross margin is affected quarter to quarter by the regions in which we operate and the types of deals we recognize.  The decrease in our gross margin this quarter was primarily due to lower level of revenues from our Defense division that usually carries a higher level of margins.

Gross R&D expenses were $8.2 million this quarter compared to $8.9 million in the same quarter of 2011. Our R&D level of expense reflects our continuing efforts of pursuing our strategy in Ka and defense technologies.

Selling, marketing, general and administrative expenses for the quarter remained relatively constant at $19.1 million compared to $19.7 million for the same quarter last year.

Our GAAP operating loss for the quarter was $2.6 million compared to an operating income of $0.8 million in the first quarter of 2011. On a non-GAAP basis, operating loss was $0.3 million in the first quarter of 2012 compared to an operating income of $3.9 million in the comparable quarter of 2011. The reduction in our operating income was a result of the previously mentioned lower revenues from our Defense division which typically carries higher margins.

GAAP net loss for the quarter was $3.1 million or $0.07 per diluted share compared to net income of $0.4 million or $0.01 per diluted share in the same quarter of 2011. On a non-GAAP basis, net loss for the quarter was $0.8 million or $0.02 per diluted share compared to net income of $2.6 million or $0.06 per diluted share in the same quarter of 2011.

Our trade receivables at the end of the quarter were $59.7 million representing a DSO of approximately 70 days. This slight increase is mainly due to delay in collection from several long standing customers and has mostly been collected by now.

As of March 31st, 2012, our total cash balances, including restricted cash, net of short-term bank credits, amounted to $50.7 million.

Our total debt was $55.4 million, which comprised mostly of long term debt in the amount of $36 million to be paid over the next nine years. Also of note, during the second quarter of 2012, we received a $10 million loan from a leading US financial institution. The loan will be paid over three years with an interest rate of prime +0.25%. This loan was taken to support our working capital needs and further growth objectives of the company.

Our shareholders' equity at the end of the quarter totaled $258.4 million.

That concludes our financial review for the quarter, and now I would like to turn the call back to Erez. Erez?

Erez Antebi  - Gilat Satellite Networks Ltd. - CEO
Thank you, Yaniv. Before we conclude today’s call and turn to your questions, I would like to reiterate our long term view of the market.

As I said on our previous call, Gilat is focused on two main growth engines: Ka-band broadband services and satellite-on-the-move applications for the defense industry.  We believe both of these markets present long term growth prospects.

Although not a significant revenue contributor in 2012, we continue to see Ka-band technology as one of the biggest drivers of growth in the VSAT industry for years to come. We’ve strategically invested resources to position the company to take advantage of this growing opportunity. To highlight this, market analysts predict that over the next 3 years the number of dedicated Ka-band satellite launches will triple, with more than 25 new launches currently planned through 2014. We believe we are well positioned to take advantage of the expected market demand for Ka-band ground infrastructure and CPE associated with some of these launches.

Looking at the Defense market, we continue to see long term prospects and the growing needs of defense and security institutions for broadband on-the-move applications, primarily for land and airborne uses. Again, we believe that our differentiated product offering positions us well in this market.

That concludes our review. We would now like to open the floor for questions. Operator, please?

Operator
Thank you. Ladies and Gentlemen, at this time we will begin the question and answer session. If you have a question, please press *1. If you wish to cancel your request please press *2. If you are using speaker equipment kindly lift the handset before pressing the numbers. Your questions will be polled in the order they are received. Please standby while we poll for your questions. The first question is from Andrew Uerkwitz of Oppenheimer.  Please go ahead.

Andrew Uerkwitz, OPPENHEIMER:
Just a couple of quick questions here. Could you give us a little bit more detail on the gross margin, why it was down compared to prior quarters?

Yaniv REINHOLD - Gilat Satellite Networks Ltd. - CFO
Hi Andrew. As we said in the script the gross margin was down because of the mix of revenues, lower than anticipated revenues from the Defense division, which most of the time carry higher margins. That changes the mix and why our gross margins went down

Andrew Uerkwitz, OPPENHEIMER:
Looking forward, what is your expectation? That margins will get better? Is it going to go back to the prior mix?

Yaniv REINHOLD - Gilat Satellite Networks Ltd. - CFO
We expect that when the revenues for defense will go up, the gross margin will go up together with it.

Andrew Uerkwitz, OPPENHEIMER:
And then…

Yaniv REINHOLD - Gilat Satellite Networks Ltd. - CFO
And it will change for the better.

Andrew Uerkwitz, OPPENHEIMER:
Sure, sure. And then from an OPEX perspective, I mean it looks like you guys have gotten some, squeezed some savings out here in the first quarter. Is the first quarter; is this how you view your run rate going forward? Or do you think there are still more synergies and can get some savings here going forward?

Yaniv REINHOLD - Gilat Satellite Networks Ltd. - CFO
We still continue to work on savings and efficiencies in the organization, so we expect to do even better this year.

Andrew Uerkwitz, OPPENHEIMER:
Okay. And then just, generally, from a higher level perspective, I know Ka’s not material, but as you guys start bidding on projects and whatnot, I mean, how do you guys view the competitive landscape?  More competitive than your historical land-satellite business? More competitive, less competitive? How do you guys look at that?

Erez Antebi  - Gilat Satellite Networks Ltd. - CEO
I think in general, everything is competitive and it doesn’t get much easier in that sense.  I think that the competitive environment though is different between our different sectors.  In the commercial segment that we operate in, we are in basically, a mature market, with the competition that we are used to competing with for quite a few years, such as Hughes Viasat, I-direct and such. In the Ka-band, this is a very new market.  There are have not been many deals in Ka, and we’ve announced some recent wins on that as you’re aware, like with SES and RTComm where we proved to be very competitive. And in the defense segment our positioning is very different.  Here I think we have a significant technological advantage versus the competitors that we have there, such as antenna manufacturers, other amplifier manufacturers, other modem manufacturers and so on.  And I think that in itself gives a different spin to the way we handle the competition and why we believe we are better positioned. So different answers to different segments, but I hope that I answered your question.

Andrew Uerkwitz, OPPENHEIMER:
No problem.

Erez Antebi  - Gilat Satellite Networks Ltd. - CEO
Sure.

Andrew Uerkwitz, OPPENHEIMER:
I appreciate that comment.  That’s all the questions I have. Thank you.

Operator
The next question is from James Breen of William Blair.  Please go ahead.

Louis de Palma: Hello, thanks for taking the question.  This is Louis de Palma on behalf of James Breen. At the beginning of the call you indicated that you expect that you would still be able to achieve the company’s full year financial target.  Does that apply to both your revenue and your full year margin target?

Erez Antebi  - Gilat Satellite Networks Ltd. - CEO
Yes, it does.

Louis de Palma, William Blair
Great. And I was wondering if you could provide commentary on Department of Defense weakness.  Do you think that weakness is a more longer term issue with government spending, or have you already witnessed a rebound considering that you are able to reiterate your full year guidance?

Erez Antebi  - Gilat Satellite Networks Ltd. - CEO
First of all I’d say, I’d note that we didn’t, in our management objectives for the full year we didn’t specify which part will constitute what out of the total blend.

Louis de Palma, William Blair
Right.

Erez Antebi  - Gilat Satellite Networks Ltd. - CEO
We are reiterating the total blend and not any specific part of it. Regarding the Department of Defense, yes, spending, actual spending has not yet picked up and hence the weakness that we indicated in our defense revenues in the first quarter. But longer term, we see that in spite, and I take this from comments that were made by the Secretary of Defense and by others, we see that in spite of cuts in the overall DoD spending, there is an increase in spending associated with ISR: intelligence, surveillance, on the move communications, things like that.  And we sell, we provide into that segment of the DoD. So definitely longer term our expectation is that DoD spending will pick up in the relevant areas and programs that we supply into, even though in general, DoD spending will probably go down.

Louis de Palma, William Blair
Great. And I was wondering if you could comment on your backlog figure. I believe last quarter you indicated that your backlog finished up 14% year over year?

Yaniv REINHOLD - Gilat Satellite Networks Ltd. - CFO
We indicate our backlog numbers only at the end of the year.

Louis de Palma, William Blair
Okay. Great. And in terms of the commercial vertical, can you talk some more about some of your contract wins in that space, because the segment appears to be doing very well.

Erez Antebi  - Gilat Satellite Networks Ltd. - CEO
I can repeat what we said about the contract wins that we announced….

Louis de Palma, William Blair
Can you talk about pricing, has pricing been increasing on those contract wins and are you seeing contracts across all geographies or are they concentrated in a particular area?

Erez Antebi  - Gilat Satellite Networks Ltd. - CEO
No I think we see, we gave examples of contract wins from Asia, from South America, from other geographies, it’s not, from Russia, so we see business in all the geographies that we operate in. I would say in terms of pricing, I think that overall, over a period of many years there is of course, like in anything else in telecommunications, there is a steady but not very fast decline in pricing which we match with continuous work on reducing costs to maintain our margins.

Louis de Palma, William Blair
Great, thanks for taking my questions.

Operator
If there are any further questions, please press *1.  If you wish to cancel your request, please press *2.  Please stand by while we poll for more questions. There are no further questions at this time. Before I ask Mr. Erez Antebi to go ahead with his closing statement, I would like to remind participants that a replay of the call is scheduled to begin two hours after the conference.  In the US, please call 1-888-295-2634, in Israel, please call 03-9255921, internationally please call 972-3-9255921. Mr. Antebi please go ahead with your concluding statement.

Erez Antebi  - Gilat Satellite Networks Ltd. - CEO
I actually gave the concluding statement before the Q&A session, so I would just like to thank you all for dialing in, listening to the call and thank you for your questions, and that’s it.  Thank you very much, good bye.

Operator
Thank you.  This concludes the Gilat Satellite Networks 1st quarter 2012 results conference call.  Thank you for your participation, you may go ahead and disconnect.